Exhibit 21.1

SUBSIDIARIES

China Auto Logistics Inc. (a Nevada Company)

Ever Auspicious International Limited (a Hong Kong company) (100%)

Tianjin Binhai Shisheng Trading Group Co., Ltd. (a Chinese company) (100%)

Tianjin Zhonghe Auto Sales Service Co., Ltd. (a Chinese company) (100%)

Tianjin Hengjia Port Logistics Corp. (a Chinese company) (98%)

Tianjin Ganghui Information Technology Corp. (a Chinese company) (98%)